Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 30, 2012

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 30, 2012

VQT Barclays ETN+ S&P VEQTOR™ ETN

Barclays ETNs Features of Exchange-Traded Notes (ETNs): Senior, unsecured debt securities Can be listed and traded on an exchange Provide investors with a return linked to the performance of an index, less fees Barclays Bank PLC is a leading issuer of ETNs in the United States: 41% market share1 with $6.7bn notional outstanding across 81 products in a variety of asset classes, including: Commodities Equity / volatility FX Rates Includes: iPath® ETN suite ETN+ suite 1. As of 6/29/2012. Source: Bloomberg. For more information about the risks related to an investment in the ETNs, see “Selected Risk Considerations” at the end of this document and “Risk Factors” in the applicable prospectus supplement and pricing supplement.

VQT: Barclays ETN+ S&P VEQTOR™ Index Barclays ETN+ S&P VEQTOR™ ETN (VQT) listed on the NYSE Arca Exchange Launched in August 2010 Attracted $383mn of investor assets since launch1 Provides return linked to the S&P 500® Dynamic VEQTOR™ Total Return Index (the “VEQTOR™ Index”)2 No tracking error3 to the index (before investor fees: 0.95% per year)4 Potential Benefits / Applications: Seeks to provide broad US equity exposure with an implied dynamic volatility hedge May be more suitable as a long term investment than volatility alone: Methodology aims to increase equity exposure and decrease volatility exposure during low volatility environments Operationally efficient: Avoids direct management of index components: rebalancing within the index and without incurring transaction costs Rule-based allocation methodology 1. As of 6/29/2012. Source: Barclays. 2. The index was launched on November 18, 2009 and is sponsored by Standard and Poor’s Financial Services LLC. 3. Tracking error refers to the under/over performance differential of the indicative value of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index. 4. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will be equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.95% times the closing indicative note value of your securities on the immediately preceding calendar day times the closing level of the VEQTOR™ Index on such calendar day divided by the closing level of the VEQTOR™ Index on the immediately preceding calendar day (or, if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the VEQTOR™ ETNs will always be lower than the total return on a direct investment in the VEQTOR™ Index.

The VEQTOR™ Index The VEQTORTM Index offers broad equity market exposure with an implied volatility hedge, by dynamically allocating between: *Implied volatility is a market estimate of the volatility an asset will realize over a future period of time, calculated by reference to the market price of listed options on the asset. The majority of the notional value of the VEQTOR™ Index is usually allocated to the S&P 500® Total Return Index, a broad representation of the largest market cap stocks listed in the United States. Equity The VEQTOR™ index seeks to provide a “volatility hedge” by dynamically allocating part of the notional value to the S&P 500® VIX FuturesTM Total Return Index. Cash The VEQTOR™ index includes a “stop loss” mechanism that shifts the entire notional investment to an interest-bearing cash investment if the performance of the index over the previous 5 business days falls by 2% or more. Implied Volatility*

The VIX® Index The CBOE Volatility Index® (the “VIX® Index”) measures the market’s expectation of 30-day S&P 500® Index volatility based on prices of near term S&P 500® Index put and call options. Historically, negatively correlated to the performance of the S&P 500® Index. Correlation is convex: greater reaction to large decreases in the equity market than to market increases. Source: Bloomberg, 1/3/2001- 6/29/2012. Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. S&P 500® TR Index Returns VIX® Index Returns

The VIX® Index is not directly investable. Volatility exposure can be obtained through the S&P 500 VIX Short-Term FuturesTM Index TR Daily-rolling long position in first and second month futures contracts on the VIX® Index However, an investment linked to the S&P 500 VIX Short-Term Futures™ can be expensive to hold: In normal markets, 2nd month VIX® futures tend to have a higher price than front-month futures This generates a loss when rolling over from 1st to 2nd month futures The VEQTOR™ Index dynamically allocates its notional equity and volatility exposures, seeking to: Increase equity allocation and reduce volatility allocation during low volatility markets Reduce equity allocation and increase volatility allocation during high volatility markets How to invest in volatility? *In the context of investment strategies in the futures markets, “roll cost” is commonly referred to describe the returns that occur under and below the changes in the spot returns. See appendix for further details. Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. Hypothetical roll cost* of VIX® futures FOR ILLUSTRATIVE PURPOSES ONLY . 0 1 2 3 4 Time to Expiration (Months) VIX® Futures Prices Roll Cost Buy 2nd month futures Sell 1st month futures

VEQTOR™: dynamic volatility allocation

ETN+

In an attempt to anticipate changes in the volatility environment, two signals are monitored on a daily basis:

1. Annualized 1-month realized volatility* of the S&P 500® Index
2. Trend of the implied volatility (calculated by reference to 5-day and 20-day moving average of the VIX® Index)

Based on the above signals, the index dynamically allocates to notional equity and volatility exposure, seeking to provide:

- Lower volatility exposure during low or decreasing volatility periods
- Higher volatility exposure during high or increasing volatility periods

"Stop loss" mechanism:

On any day, if the Index level has fallen by 2% or more over the previous 5 business days, the entire notional value of the index is shifted to a Interest-bearing cash investment at the close of the following business day

Realized Volatility Environment Signal

1-month realized volatility of the S&P 500® Index

Implied Volatility Trend Signal

5-day and 20-day moving averages of the VIX® Index

Target Equity / Volatility Index Allocation			
Realized Volatility Environment	Implied Volatility **Downtrend**	No Implied Volatility **Trend**	Implied Volatility **Uptrend**
< 10%	97.5% / 2.5%	97.5% / 2.5%	90% / 10%
10% to 20%	97.5% / 2.5%	90% / 10%	85% / 15%
20% to 35%	90% / 10%	85% / 15%	75% / 25%
35% to 45%	85% / 15%	75% / 25%	60% / 40%
≥ 45%	75% / 25%	60% / 40%	60% / 40%

Under certain circumstances, the entire allocation of equity and volatility may be shifted into a notional cash investment

*Realized volatility is a historical calculation of the degree of movement of the price of an asset over a period of time, based on prices of the asset observed daily in the market over a specified period.

BARCLAYS

Hypothetical Historical and Historical Index Allocations The following chart represents the hypothetical historical performance of the VEQTORTM Index since December 2005 (right axis), together with the hypothetical percentage allocation to equity, volatility and cash (left axis). Source: Bloomberg, 12/20/2005- 5/15/2012. Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

Hypothetical Historical and Historical Index Performance

ETN+



S&P 500® TR Index
VEQTOR™ Index
VEQTOR™ Index live since November 18, 2009
300
250
200
150
100
50
0
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12

Performance Comparison	S&P 500® TR Index	VEQTOR™ Index
Return YTD	9.5%	4.1%
Annualized Return[1] 1Y	3.9%	14.5%
Annualized Return 3Y	17.3%	11.4%
Annualized Return since 12/20/05	3.4%	14.8%
Annualized Volatility[2]	24.0%	11.6%
Correlation[3] vs S&P 500® TR Index	100.0%	61.6%

History Segmented by Market Cycle (each section taken from high/low in S&P monthly levels)

Period and market environment	S&P 500® TR Index	VEQTOR™ Index
12/20/05 to 6/30/07: Bull market	22.8%	21.6%
7/1/07 to 8/31/08: Signs of weakness	-12.6%	-1.6%
9/1/08 to 2/28/09: Credit Crisis	-41.8%	25%
3/1/09 to 7/31/11: Recovery	84.7%	37.3%
8/1/11 to 6/30/12: Euro crisis	8.1%	20.9%

Source: Bloomberg, 12/20/2005 - 6/29/2012. Correlation based on daily returns.

The S&P 500® Dynamic VEQTOR™ Index was launched in November 2009. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

BARCLAYS

Accessing VQT Online ETN+ Website: www.etnplus.com VQT Prospectus: http://barxis.barcapint.com/US/7/en/contentStore.app?id=407344 Bloomberg: VQT Product Page: VQT <Equity> DES <GO> Intraday Indicative Value VQTIV <Index> <GO> Underlying Index: SPVQDTR <Index> <GO> Sales Contacts: Barclays Capital ETNs: +1-212-528-7990 RIA Coverage team +1-212-528-4930 Insurance Coverage team +1-212-528-8021 Private Bank / Wealth team +1-212-528-6248 Additional Contacts: Investor Relations: +44 (0)20 7773 2269

Appendix Page Index Calculation 12-15 Roll Yield / Cost 16 VEQTORTM Index: monthly returns 17

Index Calculation—step I Step 1: Determine the Realized Volatility Environment On a daily basis, the Index uses the annualized one-month realized volatility level of the S&P 500® Index as the indicator of realized volatility environment Realized volatility is classified into one of five environments: Realized Volatility Environments Less than 10% 10-20% 20-35% 35-45% >45% Source: Bloomberg, 12/20/2005 – 6/29/2012. Past performance is not indicative of future results.

Index Calculation - step II

ETN+

Step 2: Determine the Implied Volatility Trend

- On a daily basis, the 5-day and 20-day moving averages of the VIX Index are observed
- An implied volatility trend is established if the 5-day moving average is above or below the 20-day moving average for a period of 10 consecutive business days

Implied Volatility Trends	
For 10 consecutive business days:	**Trend**
5-day avg < 20-day avg	Downtrend
5-day avg ≥ 20-day avg	Uptrend
Neither	No trend


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Uptrend
No Trend
Downtrend
VIX Index

Source: Bloomberg, 12/20/2005 – 6/29/2012. **Past performance is not indicative of future results.**

BARCLAYS

Index Calculation—step III Step III: Determining target weightings of equity and volatility components: At the close of each business day, based on the realized volatility environment and the implied volatility trend, the weightings of each of the equity and volatility components for the following days are allocated as follows: Assuming no stop loss event has occurred, volatility and equity component weights make up 100% of the notional index value Implied Volatility Trend Implied Volatility Trend Implied Volatility Trend Implied Volatility Trend Implied Volatility Trend Implied Volatility Trend Implied Volatility Downtrend Implied Volatility Downtrend No Implied Volatility Trend No Implied Volatility Trend Implied Volatility Uptrend Implied Volatility Uptrend Realized Volatility Target Equity Allocation Target Volatility Allocation Target Equity Allocation Target Volatility Allocation Target Equity Allocation Target Volatility Allocation Less than 10% 97.5% 2.5% 97.5% 2.5% 90% 10% 10% to less than 20% 97.5% 2.5% 90% 10% 85% 15% 20% to less than 35% 90% 10% 85% 15% 75% 25% 35% to less than 45% 85% 15% 75% 25% 60% 40% 45% or more 75% 25% 60% 40% 60% 40%

Index Calculation—step IV Step IV: Stop loss feature On each business day, the performance of the S&P 500® Dynamic VEQTORTM Index Excess Return over the previous 5 business days is evaluated If the 5-day performance is less than or equal to a fall of 2.0%, the Index will allocate 100% of its notional value to cash position Weights of both equity and volatility components are zero Once the 5-day performance is greater than -2.0%, the index will allocate back to equity and volatility components in accordance with the previous steps described

Roll Yield / Cost Roll yield is an important component of the S&P 500 VIX Short-Term FuturesTM Index returns and will depend on the shape of the futures curve, i.e., backwardated (downward sloping) or contango (upward sloping) Assuming the price and shape of the futures curve remain constant and a long position in a futures contract is rolled: In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a “roll yield,” which can positively impact a long position in a futures contract In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a “roll cost,” which can negatively impact a long position in a futures contract Price Time to expiry Contango Price Time to expiry Backwardation * For illustrative purposes only

Monthly Index Returns Table

ETN+

S&P 500® Dynamic VEQTOR™ Total Return Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2006	1.6%	-0.5%	1.1%	1.2%	1.0%	-0.1%	-0.8%	2.1%	2.3%	2.5%	1.7%	1.2%	14.1%
2007	1.2%	-1.7%	1.6%	3.7%	3.1%	-0.6%	-0.5%	7.8%	2.6%	0.3%	-0.1%	-1.1%	17.2%
2008	-4.2%	-2.8%	2.8%	0.2%	0.0%	-5.1%	-1.3%	0.4%	4.5%	26.4%	4.2%	-2.3%	21.3%
2009	-1.6%	-5.5%	11.6%	4.4%	4.3%	0.1%	5.8%	2.5%	1.0%	-2.9%	2.7%	-0.2%	23.4%
2010	-2.1%	-0.8%	4.9%	1.9%	-2.2%	-4.5%	0.3%	-3.9%	5.0%	0.8%	-0.4%	3.0%	1.6%
2011	2.0%	2.6%	-0.1%	2.0%	-2.0%	-1.7%	-0.9%	10.5%	2.6%	3.9%	-0.5%	-1.6%	17.4%
2012	2.9%	4.1%	-0.4%	-1.9%	-2.2%	1.7%							4.1%

S&P 500® Total Return Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2006	2.6%	0.3%	1.2%	1.3%	-2.9%	0.1%	0.6%	2.4%	2.6%	3.3%	1.9%	1.4%	15.8%
2007	1.5%	-2.0%	1.1%	4.4%	3.5%	-1.7%	-3.1%	1.5%	3.7%	1.6%	-4.2%	-0.7%	5.5%
2008	-6.0%	-3.2%	-0.4%	4.9%	1.3%	-8.4%	-0.8%	1.4%	-8.9%	-16.8%	-7.2%	1.1%	-37.0%
2009	-8.4%	-10.6%	8.8%	9.6%	5.6%	0.2%	7.6%	3.6%	3.7%	-1.9%	6.0%	1.9%	26.5%
2010	-3.6%	3.1%	6.0%	1.6%	-8.0%	-5.2%	7.0%	-4.5%	8.9%	3.8%	0.0%	6.7%	15.1%
2011	2.4%	3.4%	0.0%	3.0%	-1.1%	-1.7%	-2.0%	-5.4%	-7.0%	10.9%	-0.2%	1.0%	2.1%
2012	4.5%	4.3%	3.3%	-0.6%	-6.0%	4.1%							9.5%

Source: Bloomberg, 12/31/2005 – 06/29/2012.

The S&P 500® Dynamic VEQTOR™ Index was launched in November 2009. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.

BARCLAYS

Important Information Selected Risk Considerations An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any Index underlying your ETNs will rise or fall. The actual performance of the Index underlying your ETNs or any index component over the term of the respective series of the ETNs, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile. Dynamic Allocation Risk: The value of the Index will depend upon the success of the Index in dynamically allocating between the equity and volatility components. The allocation of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. The Stop Loss Feature of the Index Does Not Ensure That Losses Are Limited to 2%: The stop loss feature is designed to mitigate against losses in the Index by moving the Index into a 100% cash position if the S&P 500® Dynamic VEQTOR Excess Return Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the Index may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop loss event, decline more than 2% over longer than five consecutive business days, or decline over multiple stop loss events, the stop loss feature of the Index does not ensure that losses are limited to 2%. The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs linked to the performance of the Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. Because the performance of the Index is linked to the S&P 500® Total Return Index and the S&P 500 VIX Short-Term FuturesTM Index TR (which seeks to model the return from a daily rolling long position in the first and second month CBOE Volatility Index® (the “VIX Index”) futures contracts) the performance of the Index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index, which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Index. Additional factors that may contribute to fluctuations in the level of the Index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Important Information (cont’d) Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYS E Arca, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYS E Arca or any other exchange. Therefore, the liquidity of the ETNs may be limited. No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888- 227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019. The Securities may be sold during regular trading hours on the applicable exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses. “Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500”, “S&P 500 VIX Short-Term FuturesTM”, “S&P 500® Total Return Index™”, “S&P 500® Excess Return IndexTM” and “S&P 500® Dynamic VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC . “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by the Index sponsor. ©2012 Barclays Bank PLC . All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.